UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Greektown Superholdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

392485108

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485108

1	Names of Reporting Persons. Athens Acquisition LLC 46-1560955
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,328,044
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,328,044
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,044
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 97.3% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based upon 168,770 shares of Common Stock of the Issuer outstanding, as reported to the Reporting Persons by the Issuer, and assumes conversion of 1,571,047 shares of Series A-1 Preferred Stock (including warrants exercisable into 202,511 shares of Series A-1 Preferred Stock) and 227,236 shares of Series A-2 Preferred Stock (including warrants exercisable into 186,657 shares of Series A-2 Preferred Stock).

CUSIP No. 392485108

1	Names of Reporting Persons. Daniel Gilbert
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,328,044
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,328,044
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,044
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row (11) 97.3% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based upon 168,770 shares of Common Stock of the Issuer outstanding, as reported to the Reporting Persons by the Issuer, and assumes conversion of 1,571,047 shares of Series A-1 Preferred Stock (including warrants exercisable into 202,511 shares of Series A-1 Preferred Stock) and 227,236 shares of Series A-2 Preferred Stock (including warrants exercisable into 186,657 shares of Series A-2 Preferred Stock).

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the State of Beneficial Ownership on Schedule 13D previously filed jointly by Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert with the Securities and Exchange Commission on April 19, 2013 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information.

The information set forth in Item 4 below is hereby incorporated by reference. The source of funds for the purchase of the Standard General Shares (as defined in Item 4 below) is expected to be the working capital of Athens Acquisition.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information.

As previously reported, on April 8, 2013, Athens Acquisition entered into the Stockholders Agreement which contemplated Athens Acquisition entering into an Investor Rights Agreement with Brigade and Standard General (should Brigade and Standard General choose to enter into such agreement). Also as previously reported, the Investor Rights Agreement contained a provision whereby the investor party thereto would have the non-transferable right, subject to MGCB approval, to sell to Athens Acquisition all securities of Issuer held by such investor on the date of the Investor Rights Agreement for an amount equal to $90 per share (or less per share if the investor exercises a “Conversion Right” under the Issuer’s charter) (the “Sale Right”).

On April 25, 2013, Standard General executed the Investor Rights Agreement, and also exercised the Sale Right by delivering to Athens Acquisition a “Sale Right Exercise Notice” pursuant to the terms of the Investor Rights Agreement with respect to all of the securities of the Issuer then held by Standard General, which securities consist of an aggregate of: (x) 246,100 shares of Series A-1 Preferred Stock and (y) 13,413 shares of Series A-1 Common Stock (collectively, the “Standard General Shares”) (such sale transaction being referred to herein as the “Standard General Sale Transaction”).

Athens Acquisition intends to consummate the Standard General Sale Transaction as soon as practicable following MGCB approval, but in any event in accordance with the terms of the Investor Rights Agreement. At the closing of the Standard General Sale Transaction, Standard General shall be required to deliver to Athens Acquisition (i) the Standard General Shares, free and clear of any lien, claim, or encumbrance, (ii) such instruments of transfer and other documents, including evidence of ownership and authority, as Athens Acquisition may reasonably request, and (iii) a reaffirmation of the release, waivers, representations and warranties contained in the Investor Rights Agreement. Concurrently with the deliveries by Standard General described in the preceding sentence, Athens Acquisition shall pay to Standard General an amount equal to $23,356,170.

Upon consummation of the Standard General Sale Transaction, the Reporting Persons will be deemed to own securities representing 90.0% of the voting power of all securities of the Issuer.

On April 25, 2013, Brigade executed the Investor Rights Agreement. As a result, Brigade may elect to exercise the Sale Right with respect to all of the securities of the Issuer then held by Brigade, which securities consisted of an aggregate of: (x) 94,999 shares of Series A-1 Preferred Stock, (y) 121,676 shares of Series A-2 Preferred Stock, and (z) warrants to purchase 273,930 shares of Series A-2 Preferred Stock (collectively, the “Brigade Shares”). As of the date hereof, Brigade has not yet elected to exercise the Sale Right with respect to the Brigade Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Items 3 and 4 above are incorporated herein by reference.

Except as otherwise described herein and in the Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.7	Investor Rights Agreement, dated April 25, 2013, by and between Athens Acquisition and Standard General

99.8	Investor Rights Agreement, dated April 25, 2013, by and between Athens Acquisition and Brigade

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2013	ATHENS ACQUISITION LLC

	By:	/s/ Daniel Gilbert
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/s/ Daniel Gilbert
DANIEL GILBERT

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.7	Investor Rights Agreement, dated April 25, 2013, by and between Athens Acquisition and Standard General

99.8	Investor Rights Agreement, dated April 25, 2013, by and between Athens Acquisition and Brigade